HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

October 9, 2006

Via Facsimile and Edgar

Mr. Millwood Hobbs

Staff Accountant

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333) Response to Comments on Form 10-KSB for the Fiscal Year Ended December 31, 2005; and Form 10Q-SB for the Fiscal Quarter Ended June 30, 2006

Dear Mr. Millwood:

We have received the staff’s letter dated September 21, 2006 with comments on the above-captioned filings. We have addressed each of your comments in our response which follows a restatement of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 4. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Acquisition, page 34

2.

It appears that your transaction with Clinical Results, Inc. on July 1, 2005 is a significant acquisition. We note Form 8-K filed on July 8, 2006 [sic], but have been unable to locate your filing of the required financial statements. Accordingly, please provide us with the audited financial statements of Clinical Results, Inc. as required by Item 310(c) of Regulation S-B or provide us with your calculations of the test of significance levels supporting your determination that financial statements were not required.

The Company believes that the acquisition of Clinical Results, Inc. (“CRI”) does not satisfy the criteria for a significant transaction. We have attached our calculations under the various tests provided in Item 310 (c) of Regulation S-B as Exhibit A to this letter.

Mr. Millwood Hobbs

October 9, 2006

3.

We noted your acquisition of all the outstanding common stock of Clinical Results, Inc. on July 1, 2005 in exchange for 2,000,000 shares of your common stock valued at $260,000. Please tell us and disclose the basis and method used to determine the fair value of the common shares of common stock issued as consideration. Please also tell us and disclose the amount of each major asset classes within the $241,311 assigned to identifiable intangible assets. See paragraphs 50, 51 and 52(a) of SFAS 141.

The Company valued the 2,000,000 shares of common stock based on a price of $0.13 per share, the last price paid for a share of common stock on June 30, 2005 as reported by Yahoo Finance. No shares were traded on July 1, 2005. This market price was comparable to the market price “for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced” pursuant to Paragraph 22 of SFAS 141 and Paragraph 74 to APBO 16. The major asset classes within the $241, 311 assigned to identifiable intangible assets are as follows:

Class	Amount
Employment contract with David Pollack	$ 50,000
Formularies	161,311
Trademarks	25,000
Domains	5,000

The fair value of the formularies was based on the cost to develop in chemicals, testing and research/development.

The Company will include these disclosures in all future filings.

Note 12. Stock Options and Warrants, page 38

4.

We note that on October 24, 2005 you extended the exercise period from three to five years on a portion of the 1,750,000 options that were originally issued in 2002 at an exercise price of $0.20 per share of common stock. Please explain to us and disclose the number of options that were affected by this extension and the additional compensation cost you recorded as a result of the modification of the terms of these options. Tell us how you calculated the incremental compensation cost. Refer to paragraphs 32 through 37 of FIN 44 for guidance.

Mr. Millwood Hobbs

October 9, 2006

The Company has reviewed the accounting for the extension of the exercise period for 937,000 and determined that Fin 44 does not apply. These options were originally issued in a non-brokered private placement and were valued at their fair value using the Black-Scholes model. The resulting charge was recorded as stock issuance cost and an increase in APIC. The extension of the expiration date was accounted for under the provisions of SFAS 123R, Paragraph 51.

In addition the Company determined that the extension of the expiration date was an inducement for the holders to exercise 562,500 options on October 24, 2005. The incremental cost of $0.015 per option ($14,344) was determined using the Black-Scholes model and was a cost of equity and was included in APIC.

Of the total 1,750,000 options granted, 562,500 options were exercised, 250,000 options expired and 937,500 options were modified to extend their expiration date.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions please contact me at the telephone number or address set forth above.

Sincerely,

David Pollack

Chief Executive Officer

Hydron Technologies, Inc.

Attachment

Cc:	Robert C. Brighton, Jr., Esq. Ruden McClosky

EXHIBIT A

Calculation of Significant Acquisition Under Item 310(c) of Regulation S-B

1.	Comparison of Company’s Investments in and Advances to CRI to Total Consolidated Assets as of 12/31/04

Hydron assets	$1,120,422

CRI assets	11,000

Total consolidated assets	$1,131,422

Investments in and advances to

Acquired company	$210,000

$210,000/1,120,422	=	18.7%

2.	Comparison of Proportionate Share of Total Consolidated Assets as of 12/31/04

$11,000/1,120,422	=	1%

3.	Comparison of Equity in Income from Continuing Operations (before income taxes, extraordinary items, and cumulative effect of accounting changes) for the year ended 12/31/04

Hydron income	$(742,879)[1]

CRI income	$113,000

$113,000/$(742,879)	=	-15%

Since none of the conditions described above exceed 20%, financial statements of CRI are not required.

_________________________

1  Hyron had a net loss for each of the five years in the period ending 12/31/04. Accordingly, all the years are omitted in computing average income in accordance with the computational note to paragraph (c)(2) of Item 310 of Regulation S-B.